SEC 17004402
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69134

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rehmann Financial Network

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4086 Legacy Parkway
(No. and Street)

Lansing	MI	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicole Spitzley 517-316-2438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

6 Concourse Parkway, Suite 600	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicole Spitzley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rehmann Financial Network, as of December 31, 20 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

KELLY L. NOLDY
Notary Public, State of Michigan
County of Eaton
My Commission Expires 07-04-2017
Acting in the County of Ingham

Kelly L. Noldy
Notary Public

Nicole Spitzley
Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REHMANN FINANCIAL NETWORK, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2016

with

Report of Independent Registered Public Accounting Firm

REHMANN FINANCIAL NETWORK, LLC

TABLE OF CONTENTS

December 31, 2016

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rehmann Financial Network, LLC

We have audited the accompanying financial statements of Rehmann Financial Network, LLC (a Michigan limited liability company), which comprise the statement of financial condition as of December 31, 2016, and the related statement of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial are the responsibility Rehmann Financial Network, LLC. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rehmann Financial Network, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of Rehmann Financial Network, LLC's financial statements. The supplemental information is the responsibility of Rehmann Financial Network, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Atlanta, GA
February 27, 2017

REHMANN FINANCIAL NETWORK, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$ 107,140
TOTAL ASSETS	$ 107,140

LIABILITIES AND MEMBER'S EQUITY

Due to Parent	$ 36,478
Member's Equity	70,662
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 107,140

See accompanying notes to financial statements.

REHMANN FINANCIAL NETWORK, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2016

Commissions Revenue	$ -
Operating Expenses	
Professional Services	18,458
License Fees	2,180
Total Operating Expenses	20,638
Net Loss	$ (20,638)

See accompanying notes to financial statements.

REHMANN FINANCIAL NETWORK, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2016

	Total
Balance at December 31, 2015	$ 91,300
Net Loss	(20,638)
Balance at December 31, 2016	$ 70,662

See accompanying notes to financial statements.

REHMANN FINANCIAL NETWORK, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net Loss	$	(20,638)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Increase in due to parent		20,638
Net Cash Provided by (Used in) Operating Activities		-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		-
Cash at Beginning of Year		107,140
Cash at End of Year	$	107,140

See accompanying notes to financial statements.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: Rehmann Financial Network, LLC (the "Company") was incorporated in Michigan on July 9, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Rehmann Financial Group, ("RFG") a Michigan LLC. The Company started operations on April 16, 2014. The Company engages in limited securities business that maintains a commission sharing arrangement with another FINRA registered broker-dealer. The Company is an introducing broker and clears trades through Royal Alliance Associates, Inc.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly income received from other third party broker dealers and insurance carriers that is recognized when the terms of the sale of products and services to customers are substantially complete and collectability of the income is probable.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal and state tax filings for tax years 2013 to 2015, which are still open under the statute of limitations.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2016 and February 27, 2017 which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE B—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of \$5,000 or $6\ ^{2}/_{3}\%$ of "aggregate indebtedness," as those terms are defined in the Rule. Schedule I is included in the Supplemental Information of this report.

Net capital and aggregate indebtedness changes from day-to-day, but as of December 31, 2016, the Company had net capital of \$70,662, which exceeded the minimum net capital requirement of \$5,000 by \$65,662. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

SUPPLEMENTARY INFORMATION

REHMANN FINANICAL NETWORK, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2016

Computation of Net Capital		
Total member's equity	$	70,662
Deduct non-allowable assets		-
Net capital	$	70,662
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	36,478
Computation of Minimum Net Capital Requirement		
Net capital	$	70,662
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	65,662
Percentage of aggregate indebtedness to net capital		51.62%

There is no significant difference between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2016 as filed on January 26, 2017 and the audited financial statements at December 31, 2016.

REHMANN FINANCIAL NETWORK, LLC
SCHEDULE II
OTHER INFORMATION
December 31, 2016

A) COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

B) INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

C) STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERALCREDITORS AS OF DECEMBER 31, 2016

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since Rehmann Financial Network, LLC had no such liabilities outstanding at the beginning of the year, during the year or at year end.

Rehmann

Nicole Spitzley
Chief Compliance Officer

Rehmann Financial

4086 Legacy Parkway
Lansing, MI 48911
Ph: 517.316.2400
Direct: 517.316.2438
Fx: 517.316.2401
nicole.spitzley@rehmann.com
rehmann.com

EXEMPTION

SEA RULE 17A-5(d)(4)

February 27, 2017

Warren Averett
Six Concourse Parkway
Suite 600
Atlanta, GA 30338

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Rehmann Financial Network is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c-3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exemption.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Nicole Spitzley

Name: Nicole Spitzley

Title: Chief Compliance Officer

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Rehmann Financial Network, LLC

We have reviewed management's statements, included in the accompanying Exemptive Provision Under Rule 15c3-3, in which (1) Rehmann Financial Network, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rehmann Financial Network, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) Rehmann Financial Network, LLC stated that Rehmann Financial Network, LLC met the identified exemption provisions throughout the most recent calendar year without exception. Rehmann Financial Network, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rehmann Financial Network, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

ATLANTA, GA
February 27, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2296*********************MIXED AADC 220
69134 FINRA DEC
REHMANN FINANCIAL NEWWORK LLC
ATTN: NICOLE 4086 LEGACY PARKWAY
LANSING MI 48911

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicole Spitzley 517-316-2438

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

n/a
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 0 n/a

H. Overpayment carried forward $(0 n/a)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rehmann Financial Network
(Name of Corporation, Partnership or other organization)

Nicole Spitzley
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 1st day of March, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ Ø
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): n/a (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø (to page 1, line 2.A.)